UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

CKX, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

12562M106

(CUSIP Number)

Edward Dartley

WRH Partners II, L.L.C.

67 Park Place

Morristown, New Jersey 07960

(973) 984-1233

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12562M106	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William R. Huff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 14,204,990*
8 SHARED VOTING POWER *
9 SOLE DISPOSITIVE POWER 14,204,990*
10 SHARED DISPOSITIVE POWER *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,204,990*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (See Instructions) IA, IN

*	William R. Huff possesses sole power to vote and direct the disposition of all securities of CKX, Inc. (the “Company”) held by The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships (together, the “Huff Entities”), subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of March 28, 2007, Mr. Huff was deemed to beneficially own 14,204,990 shares of common stock of the Company, $.01 par value per share (the “Shares”), or approximately 14.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. See Item 5 for further information.

CUSIP No. 12562M106	Page 3 of 4

This statement constitutes Amendment No. 3 (this “Amendment”) to the Schedule 13D of William R. Huff, filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2005 (the “Schedule 13D”), with respect to the Shares of the Company. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed thereto in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

As of March 28, 2007, Mr. Huff was deemed to beneficially own (in the manner described in the Schedule 13D) 14,204,990 Shares, or approximately 14.6% of the Shares deemed outstanding as of that date, pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (based on the 97,000,051 Shares that were stated to be outstanding as of February 27, 2007, as reported on Company’s Form 10-K, filed with the SEC on March 1, 2007).

During the 60 days on or prior to March 28, 2007, the Huff Entities sold 135,823 Shares in the aggregate. The trading dates, number of Shares sold and price per Share for all sales of Shares by the Huff Entities during the 60 days on or prior to March 28, 2007 are set forth in the following table. During the 60 days on or prior to March 28, 2007, other than the transactions described in this Amendment, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(Sales of Shares)

Date of Sale	Number of Shares	Price Per Share
January 29, 2007	1,000	$13.1000
January 30, 2007	200	$12.9700
January 31, 2007	266	$12.9500
February 5, 2007	600	$12.8100
February 6, 2007	4,433	$12.8129
February 7, 2007	2,500	$12.8300
February 8, 2007	5,064	$12.9762
February 12, 2007	600	$12.8800
February 13, 2007	7,700	$12.9944
February 14, 2007	400	$13.0550
February 15, 2007	27,500	$13.1908
February 16, 2007	8,900	$13.4252
February 20, 2007	10,000	$13.6713
February 23, 2007	9,000	$13.8198
March 5, 2007	3,100	$12.2065
March 6, 2007	15,100	$12.1113
March 7, 2007	500	$12.2000
March 9, 2007	7,900	$12.0846
March 14, 2007	9,900	$11.7264
March 16, 2007	2,800	$11.8482
March 19, 2007	10,100	$11.8316
March 20, 2007	960	$11.9200
March 21, 2007	6,600	$12.0747
March 26, 2007	100	$11.9000
March 28, 2007	600	$11.5550

CUSIP No. 12562M106	Page 4 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2007

/s/ Edward Dartley
Edward Dartley, Attorney-in-Fact for William R. Huff, on behalf of The Huff Alternative Fund, L.P. and one of its affiliated limited partnerships

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)